BE IT KNOWN, that Timothy M. Wesolowski, Senior Vice President and Chief Financial Officer, effective August 31, 2011, does hereby make and appoint Timothy E. Stautberg, Senior Vice President/Newspapers, William Appleton, Senior Vice President and General Counsel, and Julie McGehee, Vice President, Benefits and Compensation of The E. W. Scripps Company, as his true and lawful attorneys for him and in his name, place and stead, giving and granting to each attorney the power and authority to sign and file reports required under Section 16(a) of the Securities and Exchange Act of 1934 with full power of substitution and revocation, hereby ratifying and confirming such act(s) that said attorneys shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand as of the 26th day of August, 2011.


/s/ Timothy M. Wesolowski